

Marine Harvest

Q2 2015 Presentation

Forward looking statements

This presentation may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest's contracted volumes, goals and strategies, including strategic focus areas, salmon prices, ability to increase or vary harvest volume, the anticipated business combination between MH Chile and Aqua Chile, production capacity, expectations of the capacity of our fish feed plant, trends in the seafood industry, including industry supply outlook, exchange rate and interest rate hedging policies and fluctuations, dividend policy and guidance, asset base investments, capital expenditures and net working capital guidance, NIBD target, cash flow guidance and financing update, guidance on financial commitments and cost of debt and various other matters concerning Marine Harvest's business and results. These statements speak of Marine Harvest's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties.

Our registration statement on Form 20-F filed with the US Securities and Exchange Commission in 2014 contain information about specific factors that could cause actual results to differ, and you are urged to read them. Marine Harvest disclaims any continuing accuracy of the information provided in this presentation after today.

Highlights

- Operational EBIT of NOK 719m
  - Good contribution from Norway
    - Positive contributions from sales contracts
  - Challenging market conditions in Americas

- Relatively good underlying demand in Europe
  - Adjusted for Easter, depreciation of the NOK during Q2 and Russia

- Merger process with AquaChile terminated
- Restructuring process of MH Chile initiated

- Quarterly dividend of NOK 1.30 per share

Key financials

Marine Harvest Group - main figures Unaudited NOK million	Q2 2015	Q2 2014	YTD Q2 2015	YTD Q2 2014	2014
Operational revenue and other income	6 581	6 563	12 988	12 431	25 496
Operational EBIT [1]	719	1 220	1 550	2 310	4 254
Cash flow from operations	729	1 324	1 266	2 535	3 944
Net interest-bearing debt (NIBD)	7 685	6 990	7 685	6 990	9 268
Underlying EPS (NOK) [2]	1.10	2.05	2.35	3.83	7.01
Net cash flow per share (NOK) [3]	1.18	5.00	0.91	6.75	6.65
Dividend declared and paid per share (NOK)	1.30	5.00	2.50	6.20	8.30
ROCE [4]	9.6%	23.9%	12.0%	22.9%	20.2%
Harvest volume (gutted weight tons, salmon)	104 158	114 176	203 635	206 419	418 873
Operational EBIT - NOK per kg [5] - Total	6.90	10.69	7.61	11.19	10.16
Norway	9.80	12.16	11.33	12.45	11.81
Scotland	5.44	12.19	4.44	12.36	9.62
Canada	2.12	11.01	3.51	15.03	9.40
Chile	-4.64	5.50	-5.65	6.14	4.70

Notes in appendix

Market


Weekly reference prices
60
50
40
30
20
10
0
NOK per kg (Oslo)
20
18
16
14
12
10
8
6
4
2
0
USD per kg (Miami and Seattle)
2010
2011
2012
2013
2014
2015
Reference price Norway (NASDAQ Oslo)
Reference price Chile (C trim fillet in Miami)
Reference price North America (GWE Seattle)

- Prices in Europe at relatively good levels in Q2, June-August above previous year
- Weak prices in Americas; slow demand and Canadian supply increase

Price achievement by origin



140%
120%
100%
80%
60%
40%
20%
0%
99%
103%
107%
120%
99%
100%
99%
111%
Norwegian
Scottish
Canadian
Chilean
Q2 2014
Q2 2015

Contract share	33%	45%	0%	17%
Superior share	90%	96%	91%	90%

Note: Q2 2015 average price achievement is measured versus reference prices in all markets (Norway/Faroes (NASDAQ), Scotland (NASDAQ+ NOK 3.81), Canada (UB Seattle), Chile (UB Miami)

Operational EBIT comparison


1 400
1 200
1 000
800
600
400
200
0
NOK million
1 220
44
- 566
- 6
28
- 2
719
Op EBIT Q2 2014
MH Feed
Farming
Markets
Consumer Products
Other
Op EBIT Q2 2015

Norway

SALMON OF NORWEGIAN ORIGIN		
NOK million	Q2 2015	Q2 2014
Operational EBIT	**627**	**835**
Harvest volume (GWT)	64 036	68 674
Operational EBIT per kg (NOK)	**9.80**	**12.16**
- of which MH Markets	0.85	0.93
- of which MH Consumer Products	0.54	0.28
Exceptional items incl in op. EBIT	-135	-105
Exceptional items per kg (NOK)	-2.10	-1.53
Price achievement/reference price	*103%*	*99%*
Contract coverage	*33%*	*35%*
Superior share	*90%*	*92%*



Operational EBIT Salmon of Norwegian Origin
Q2 2014 vs Q2 2015
900
800
700
600
500
400
300
200
100
0
Op EBIT Q2 2014
Price
Volume
Feed
Oth SW costs
Non SW costs
Op EBIT Q2 2015

- Satisfactory results in the quarter
- Lower spot price offset by a more favourable contract portfolio
- Increased costs due to feed price, biological issues, lower volume and higher share of small fish

Note: Details on Nova Sea in appendix

Norway: Sales contract portfolio



35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
Contnracted volumes (GWE tons)
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015
Q4 2015
Realised contract volumes last quarters
Contracted volumes next quarters

Note: Marine Harvest Norway's fixed price/fixed volume contracts with third party customers and MH's processing entities. MH's processing entities cover a large proportion of their sales exposure through third party end product contracts.

Norway: Operational EBIT/kg per region


NOK per kg
16
14
12
10
8
6
4
2
0
11.66
9.65
14.13
10.20
10.02
8.93
12.42
10.39
12.16
9.80
South
West
Mid
North
Total
Q2 2014
Q2 2015

Including contribution from Sales and Marketing

Scotland

SALMON OF SCOTTISH ORIGIN		
NOK million	Q2 2015	Q2 2014
Operational EBIT	**67**	**223**
Harvest volume (GWT)	12 351	18 274
Operational EBIT per kg (NOK)	**5.44**	**12.19**
- of which MH Markets	2.57	2.86
- of which MH Consumer Products	0.15	0.05
Exceptional items incl in op. EBIT	- 3	0
Exceptional items per kg (NOK)	-0.27	0.00
Price achievement/reference price	*120%*	*107%*
Contract coverage	*45%*	*44%*
Superior share	*96%*	*96%*


Operational EBIT Salmon of Scottish Origin Q2 2014 vs Q2 2015
250
200
150
100
50
0
Op EBIT Q2 2014
Price
Volume
Feed
Oth SW costs
Non SW costs
Translation
Op EBIT Q2 2015

- Results impacted by biological challenges in H2-14
  - Low volumes due to mortality and high cost (AGD and lice treatments)
- Prices in local market negatively affected by strengthening of GBP
  - Good contribution from contracts
- Volume recovery in H2-14

Canada

SALMON OF CANADIAN ORIGIN		
NOK million	Q2 2015	Q2 2014
Operational EBIT	**25**	**71**
Harvest volume (GWT)	11 583	6 459
Operational EBIT per kg (NOK)	**2.12**	**11.01**
- of which MH Markets	0.83	0.60
- of which MH Consumer Products	0.00	0.00
Exceptional items incl in op. EBIT	-3	-2
Exceptional items per kg (NOK)	-0.28	-0.25
Price achievement/reference price	*100%*	*99%*
Contract coverage	*0%*	*0%*
Superior share	*91%*	*83%*


Operational EBIT Salmon of Canadian Origin
Q2 2014 vs Q2 2015
80
60
40
20
0
-20
-40
-60
-80
Op EBIT Q2 2014
Price
Volume
Feed
Oth SW costs
Non SW costs
Translation
Op EBIT Q2 2015

- Low prices due to high supply growth from Canada and slow US demand
- Continued strong biological performance and good volumes
- Challenging environmental conditions during the summer

Chile

SALMON OF CHILEAN ORIGIN		
NOK million	Q2 2015	Q2 2014
Operational EBIT	**- 61**	**90**
Harvest volume (GWT)	13 240	16 425
Operational EBIT per kg (NOK)	**-4.64**	**5.50**
- of which MH Markets	1.98	0.47
- of which MH Consumer Products	0.00	0.00
Exceptional items incl in op. EBIT	26	0
Exceptional items per kg (NOK)	1.99	0.00
Price achievement/reference price	*111%*	*99%*
Contract coverage	*17%*	*24%*
Superior share	*90%*	*83%*



Operational EBIT Salmon of Chilean Origin
Q2 2014 vs Q2 2015
100
50
0
-50
-100
Op EBIT Q2 2014
Price
Volume
Feed
Oth SW costs
Non SW costs
Translation
Op EBIT Q2 2015

- Continued weak prices and unfavorable currency movements
- Merger process with AquaChile terminated
- Restructuring process of MH Chile initiated
  - Reduced smolt stocking in 2015
- Costs affected by challenging biology and exceptional mortality
  - Full cost in box USD 4.9 per kg (HOG), excluding insurance coverage

Ireland and Faroes

SALMON OF IRISH ORIGIN		
NOK million	Q2 2015	Q2 2014
Operational EBIT	**53**	**13**
Harvest volume (GWT)	2 948	1 296
Operational EBIT per kg (NOK)	**18.06**	**9.94**
- of which MH Markets	-0.03	-0.02
- of which MH Consumer Products	0.33	-0.09
Exceptional items incl in op. EBIT	0	0
Exceptional items per kg (NOK)	0.00	0.00
Price achievement/reference price	*na*	*na*
Contract coverage	*90%*	*95%*
Superior share	*94%*	*94%*

SALMON OF FAROESE ORIGIN		
NOK million	Q2 2015	Q2 2014
Operational EBIT	**- 1**	**36**
Harvest volume (GWT)	0	3 048
Operational EBIT per kg (NOK)	**0.00**	**11.72**
- of which MH Markets	0.00	0.84
- of which MH Consumer Products	0.00	0.00
Exceptional items incl in op. EBIT	0	0
Exceptional items per kg (NOK)	0.00	0.00
Price achievement/reference price	*0%*	*99%*
Contract coverage	*0%*	*11%*
Superior share	*0%*	*95%*

- No volumes in the Faroes until Q4 2015

Consumer Products

MH CONSUMER PRODUCTS		
NOK million	Q2 2015	Q2 2014
Operating revenues	2 267	2 211
Operational EBIT	**48**	**20**
Operational EBIT %	2.1%	0.9%
Volume sold (tons product weight)	25 541	25 866
Exceptional items	0	0
Volume share salmon	*73%*	*74%*
Revenue share salmon	*77%*	*79%*


SALMON FILLETS
SALMON FILLETS
INFUSIONS
Harbour Salmon Co
SALMON FILLETS

- Slight improvement year over year, but still not satisfactory earnings
  - Easter effect makes volume comparison challenging
- Successful new contracts support high plant utilisation at Rosyth in H2-15
- Strong growth in Southern Europe and Germany. France stable

Please note that Consumer Products is the combined operations of the former VAP Europe and Morpol

Feed

FEED NOK million	Q2 2015	Q2 2014
Operating revenues	502	25
Operational EBIT	**27**	**- 18**
Operational EBIT %	5.3%	na
Feed sold volume	47 608	2 525
Feed produced volume	58 189	4 940
Exceptional items	0	0



- Strong production efficiency and good earnings
- Self-sufficiency exceeded 80% in the period

Second Quarter 2015
Financials, Harvest Volumes and Markets

Profit and Loss

Marine Harvest Group NOK million	Q2 2015		Q2 2014		YTD Q2. 15		YTD Q2. 14		2014	
Operational revenue and other income	**6 581**	*0%*	**6 563**	*48%*	**12 988**	*4%*	**12 431**	*52%*	**25 496**	*33%*
Operational EBIT [1]	**719**		**1 220**		**1 550**		**2 310**		**4 254**	
Unrealized salmon derivatives	10		-1		-39		1		54	
Change in unrealized internal profit feed	7		0		18		0		- 92	
Net fair value adjustment of biomass, onerous	- 667		- 826		-1 222		- 948		- 487	
Restucturing costs	- 127		- 45		- 126		- 44		- 53	
Other non-operational items	22		- 168		22		- 168		- 168	
Income from associated companies	6		29		19		43		150	
Impairment losses - fixed assets	- 28		1		- 27		1		- 24	
EBIT	**- 58**		**210**		**195**		**1 196**		**3 633**	
Net financial items	87		-596		295		-574		-2 147	
Earnings before tax	**30**		**- 387**		**490**		**622**		**1 487**	
Profit or loss for the period	**35**		**- 142**		**381**		**623**		**940**	
EPS (NOK)	0.08		-0.35		0.88		1.52		2.28	
Underlying EPS (NOK)	1.10		2.05		2.35		3.83		7.01	
Net cash flow per share (NOK)	1.18		5.00		0.91		6.75		6.65	
Dividend declared and paid per share (NOK)	1.30		5.00		2.50		6.20		8.30	
Operational EBIT margin	10.9%		18.6%		11.9%		18.6%		16.7%	
Harvest volume, HOG tons (salmonids)	104 158	*-9%*	114 176	*44%*	203 635	*-1%*	206 419	*29%*	418 873	*22%*
Operational EBIT per kg incl margin from Sales	6.90		10.69		7.61		11.19		10.16	
ROCE [3]	9.6 %		23.9 %		12.0 %		22.9 %		20.2 %	

Notes in appendix

Financial Position

Marine Harvest Group NOK million	30.06.2015	30.06.2014	31.12.2014
Non-current assets	19 013	16 820	18 662
Current assets	15 985	14 789	18 294
Assets held for sale	8	43	19
Total assets	**35 006**	**31 651**	**36 974**
Equity	17 831	14 477	14 718
Non-current liabilities	12 305	12 677	16 572
Current liabilities	4 870	4 498	5 684
Total equity and liabilities	**35 006**	**31 651**	**36 974**
Net interest-bearing debt	7 685	6 990	9 268
Equity ratio	50.9%	45.7%	39.8%

Cash Flow and Net Interest Bearing Debt

Marine Harvest Group NOK million	Q2 2015	Q2 2014	YTD Q2. 15	YTD Q2. 14	2014
NIBD beginning of period	**-7 518**	-7 511	-9 268	-7 791	-7 791
Operational EBITDA	1 024	1 445	2 154	2 761	5 221
Change in working capital	118	63	-280	61	-721
Taxes paid	-345	-58	-477	-154	-295
Other adjustments	-68	-126	-132	-133	-261
Cash flow from operations	**729**	**1 324**	**1 265**	**2 535**	**3 945**
Net Capex	-421	-334	-930	-709	-1 712
Cash from disposal of assets held for sale	0	1 173	0	1 173	1 182
Other investments	362	63	371	65	-716
Cash flow from investments	**-59**	**902**	**-559**	**529**	**-1 245**
Net interest and financial items paid	-60	-112	-181	-198	-412
Other items	-145	485	-273	425	378
Bonds converted to equity	0	0	2 369	0	0
Dividend distributed	-585	-1 953	-1 077	-2 463	-3 424
Translation effect on interest-bearing debt	-47	-125	40	-27	-719
NIBD end of period	**-7 685**	**-6 990**	**-7 685**	**-6 990**	**-9 268**
Debt distribution [1]**:**					
EUR	69%	67%	69%	67%	71%
USD	13%	14%	13%	14%	14%
GBP	4%	4%	4%	4%	4%
Other currencies	14%	15%	14%	15%	11%

[1] Debt distribution including effect of cross currency sw aps.

2015 Cash Flow Guidance

- 2015 cash flow estimates
  - Working capital buildup NOK 900m
    - Support further organic growth
  - Capital expenditures unchanged of NOK 1,900m
    - NOK 1,100m – Maintenance
    - NOK 550m - Smolt and cleaner fish
    - NOK 250m - Other
  - Interest expenses NOK 270m
  - Tax payables NOK 650m

- Quarterly dividend in Q2 2015 of NOK 1.30 per share (repayment of paid in capital)

Due to seawater growth patterns, WC is highly seasonal
Slow seawater growth in 1H leads to working capital release and high seawater growth in 2H leads to working capital build up

Overview of financing

- EUR 805m Facility Agreement
  - Maturity – Q4 2019
  - Covenants:
    - 35% equity ratio
  - Accordion option EUR 45m
  - Lenders: DNB, Nordea, Rabobank and ABN Amro

- EUR 375m issued in April 2014
  - Tenor 5 years, annual coupon 0.875%(1), conversion price EUR 10.4235

- NOK 1,250m bond issued in February 2013
  - Tenor 5 years, NIBOR + 3.5%

Note: (1) Paid semi annually in arrears

Supply development

Suppliers	Estimated volumes Q2 2015	Estimated volumes Q2 2014	Compared to Q2 2014 Volume	Compared to Q2 2014 %	Est. volumes Q1 2015
Norway	267 700	265 300	2 400	0.9%	258 600
Scotland	36 900	41 200	-4 300	-10.4%	32 600
Faroe Islands	16 900	18 200	-1 300	-7.1%	12 200
Ireland	3 500	2 900	600	20.7%	1 700
Total Europe	**325 000**	**327 600**	**-2 600**	**-0.8%**	**305 100**
Chile	118 400	122 400	-4 000	-3.3%	128 500
North America	37 600	26 500	11 100	41.9%	28 800
Total Americas	**156 000**	**148 900**	**7 100**	**4.8%**	**157 300**
Australia	8 600	7 900	700	8.9%	10 400
Other	5 400	4 400	1 000	22.7%	4 100
Sum	**495 000**	**488 800**	**6 200**	**1.3%**	**476 900**

Source: Kontali

- Global supply growth in Q2 in line with previous guidance
- Low growth from Norway and Europe
- Substantial supply growth from Canada due to recovery year
- Declining volumes from Chile as expected

Note: (1) Atlantic Salmon (GWE tons)

Development in reference prices

Reference prices	Q2 2015 NOK	Change vs Q2 2014	Q2 2015 Market (4)	Change vs Q2 2014
Norway (1)	NOK 37.91	-5.4%	EUR 4.42	-7.6%
Chile (2)	NOK 57.98	-6.5%	USD 7.48	-27.8%
North America (3)	NOK 38.14	-13.8%	USD 4.92	-33.5%

Notes:

(1) Average superior GWE price per kg (NASDAQ)

(2) Average C trim price per kg (Urner Barry Miami 2-3 lb), equivalent to NOK 37.7 and USD 4.9 GWE

(3) Average superior GWE price per kg (Urner Barry Seattle 10-12 lb)

(4) Market price in local currency


Weekly reference prices
NOK per kg (Oslo)
USD per kg (Miami and Seattle)
0
10
20
30
40
50
60
0
2
4
6
8
10
12
14
16
18
20
2010
2011
2012
2013
2014
2015
Reference price Norway (NASDAQ Oslo)
Reference price Chile (C trim fillet in Miami)
Reference price North America (GWE Seattle)

Global volume by market

Markets	Estimated volumes Q2 2015	Estimated volumes Q2 2014	Compared to Q2 2014 Volume	Compared to Q2 2014 %	Est. volumes Q1 2015	12 month comparison LTM	12 month comparison PTM	12 month comparison %
EU	228 800	218 900	9 900	4.5%	217 400	930 800	845 600	10.1%
Russia	25 600	30 400	-4 800	-15.8%	18 100	115 300	138 900	-17.0%
Ukraine	1 900	3 800	-1 900	-50.0%	2 000	12 300	20 700	-40.6%
Other Europe	17 900	15 900	2 000	12.6%	17 500	72 700	63 500	14.5%
Total Europe	**274 200**	**269 000**	**5 200**	**1.9%**	**255 000**	**1 131 100**	**1 068 700**	**5.8%**
USA	99 600	89 800	9 800	10.9%	94 600	370 000	341 400	8.4%
Brazil	21 000	22 500	-1 500	-6.7%	27 600	93 900	86 400	8.7%
Other Americas	26 000	30 200	-4 200	-13.9%	23 800	108 900	104 900	3.8%
Total Americas	**146 600**	**142 500**	**4 100**	**2.9%**	**146 000**	**572 800**	**532 700**	**7.5%**
China / Hong Kong	18 400	22 900	-4 500	-19.7%	18 200	74 500	75 600	-1.5%
South Korea/Taiwan	11 000	10 000	1 000	10.0%	12 300	43 800	32 900	33.1%
Japan	10 800	15 700	-4 900	-31.2%	11 100	51 500	59 000	-12.7%
Other Asia	12 800	13 100	-300	-2.3%	17 800	66 200	61 100	8.3%
Total Asia	**53 000**	**61 700**	**-8 700**	**-14.1%**	**59 400**	**236 000**	**228 600**	**3.2%**
All other markets	20 400	21 500	-1 100	-5.1%	20 700	86 100	83 800	2.7%
Sum	**494 200**	**494 700**	**-500**	**-0.1%**	**481 100**	**2 026 000**	**1 913 800**	**5.9%**
Inflow to US from Europe	24 700	26 600	-1 900	-7.1%	22 100	93 800	97 800	-4.1%
Inflow to EU from Chile	8 700	12 100	-3 400	-28.1%	12 200	41 700	44 800	-6.9%

- Stable and good demand in EU adjusted for Easter sales, FX and Russia
- Weak demand in the Americas at low prices
- China/Hong Kong influenced by lack of large sized salmon and trading barriers
  - Positive underlying consumption trend

Source: Kontali
Note: Atlantic Salmon (HOG tons), LTM Last twelve months, PTM Previous twelve months

Industry supply outlook

GWE tons (thousands)	2011	2012	2013	2014	2015	Estimates 2015 Low	Y/Y growth	High	Y/Y growth
Norway	905	1065	1029	1079	1104	1 083	0%	1 126	4%
Chile	199	328	421	525	517	509	-3%	525	0%
North America	124	140	122	109	137	135	23%	138	27%
UK	139	143	142	154	156	153	-1%	158	3%
Other	103	124	123	137	138	137	0%	140	2%
Total	**1 470**	**1 800**	**1 837**	**2 004**	**2 052**	**2 016**	**1%**	**2 088**	**4%**

GWE tons (thousands)	Q3 2011	Q3 2012	Q3 2013	Q3 2014	Q3 2015	ESTIMATES Q3 2015 Low	Q/Q growth	High	Q/Q growth
Norway	229	266	258	277	269	258	-7%	280	1%
Chile	61	88	100	129	127	123	-5%	130	1%
North America	33	34	30	29	35	34	18%	36	24%
UK	35	38	39	43	48	46	7%	49	13%
Other	25	30	30	34	34	33	-1%	35	4%
Total	**383**	**454**	**456**	**512**	**512**	**494**	**-4%**	**530**	**4%**

GWE tons (thousands)	Q4 2011	Q4 2012	Q4 2013	Q4 2014	Q4 2015	ESTIMATES Q4 2015 Low	Q/Q growth	High	Q/Q growth
Norway	285	304	309	301	308	298	-1%	319	6%
Chile	64	96	116	138	138	134	-3%	142	3%
North America	37	38	29	32	35	34	7%	36	13%
UK	40	35	41	36	42	41	12%	44	20%
Other	31	36	33	40	41	40	0%	42	5%
Total	**458**	**509**	**527**	**547**	**564**	**546**	**0%**	**582**	**7%**

- 2015 guidance somewhat reduced in Norway and UK due to cold summer
- Kontali expects 2% growth in 2016
  - 3% in Europe and flat in the Americas

Actual harvest volumes will be affected by e.g. water temperatures, development in biological growth, biological challenges such as diseases, algae blooms etc. and market developments.

MHG 2015 volume guidance

Salmon species *GWE tons (1000)*	2013 *Actual*	Q1 2014 *Actual*	Q2 2014 *Actual*	Q3 2014 *Actual*	Q4 2014 *Actual*	2014 *Actual*	Q1 2015 *Actual*	Q2 2015 *Actual*	Q3 2015 *Estimate*	Q4 2015 *Estimate*	2015 *Estimate*
Norway	222	55	69	64	70	258	65	64	56	72	257
Chile	28	18	16	17	17	68	16	13	19	19	67
Canada	33	6	6	7	7	27	10	12	9	11	42
Scotland	48	10	18	14	6	49	7	12	16	17	52
Other Units	12	3	4	6	5	18	1	3	3	5	12
Total	344	92	114	107	105	419	99	104	103	123	430

- Reduced guidance from 440,000 tons GWE to 430,000 tons GWE
  - Norway reduced by 9,000 tons mainly due to low summer seawater temperatures
  - Chile increased by 1,000 tons
  - Canada increased by 1,000 tons
  - Scotland reduced by 4,000 tons mainly due to low sea temperatures
  - Others: Slight increase

Actual harvest volumes will be affected by e.g. water temperatures, development in biological growth, biological challenges such as diseases, algae blooms etc. and market developments.

Outlook

- Favourable supply outlook
  - Future prices (NASDAQ) next 12 months at ca NOK 42 per kg
- Relatively good underlying demand in the European and Asian markets
- Developments in the American market remains a concern
  - Market requires more value added concepts and new products
- Successful new long term retail contracts at good prices
- Quarterly dividend of NOK 1.30 per share

Appendix

Dividend policy

- The quarterly dividend level shall reflect the present and expected future cash flow generation of the Company
- To this end, a target level for net interest bearing debt is determined, reviewed and updated on a regular basis
- When the target is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividends

- NIBD target revised to EUR 950m
  - EUR 1.8 per kg harvest volume (equivalent to ca NOK 15 per kg)
  - Residual attributed to non-farming businesses

Contract coverage and sales contract policy

- Q3 2015 contract shares (% of guided volume):
  - Norway 38%
  - Scotland 28%
  - Canada 0%
  - Chile 9%

SALES CONTRACT POLICY	Min hedging rate (1)	Max hedging rate (1)
Norway (2) (3)	15.0 %	50.0 %
Chile (3)	22.5 %	50.0 %
Canada	0.0 %	30.0 %
Scotland	40.0 %	75.0 %
Ireland	0.0 %	30.0 %
Faroes	0.0 %	30.0 %
Weighted average	**17.6 %**	**50.8 %**

Note:
(1) Hedging rates for the next quarter, limits dropping over time
(2) External and internal contract (including financial futures)
(3) Contract rate can be increased to 65% under special circumstances

- Contracts typically have a duration of 3-12 months
  - Contracts are entered into on a regular basis
  - Policy opens for contracts of up to 36 month duration

Development in reference prices


PRICE AND GLOBAL VOLUME ALLOCATION TO THE EU MARKET
Tons (GWE)
EUR per kg (GW)
270 000
250 000
230 000
210 000
190 000
170 000
150 000
130 000
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Q1 2007
Q1 2009
Q1 2011
Q1 2013
Q1 2015
Q2 2007
Q2 2009
Q2 2011
Q2 2013
Q2 2015
Q3 2007
Q3 2009
Q3 2011
Q3 2013
Q4 2008
Q4 2010
Q4 2012
Q4 2014
Volume EU
Reference price Norway, GWE (Oslo)


PRICE & GLOBAL VOLUME ALLOCATION TO THE US MARKET
Tons (GWE)
USD per kg
110 000
100 000
90 000
80 000
70 000
60 000
50 000
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Q1 2007
Q1 2009
Q1 2011
Q1 2013
Q1 2015
Q2 2007
Q2 2009
Q2 2011
Q2 2013
Q2 2015
Q3 2007
Q3 2009
Q3 2011
Q3 2013
Q4 2008
Q4 2010
Q4 2012
Q4 2014
Volume USA
Reference price North America, GWE (Seattle)
Reference price Chile, Fillets (Miami)

Reference prices	Q2 2015 NOK	Change vs Q2 2014	Q2 2015 Market (4)	Change vs Q2 2014
Norway (1)	NOK 37.91	-5.4%	EUR 4.42	-7.6%
Chile (2)	NOK 57.98	-6.5%	USD 7.48	-27.8%
North America (3)	NOK 38.14	-13.8%	USD 4.92	-33.5%

Notes:
(1) Average superior GWE price per kg (NASDAQ)
(2) Average C trim price per kg (Urner Barry Miami 2-3 lb), equivalent to NOK 37.7 and USD 4.9 GWE
(3) Average superior GWE price per kg (Urner Barry Seattle 10-12 lb)
(4) Market price in local currency

Key performance indicators



Development in Global Price Achievement
(at source of origin)
NOK per kg
45
40
35
30
25
20
Achieved price Q2 2014
Rebased to Q2-15 ref price
Spot sales
Contract sales
Contribution other
Quality
Achieved price Q2 2015



Global Farming - full cost Q2 2014 vs Q2 2015
NOK per kg gutted weight
35.0
30.0
25.0
20.0
15.0
10.0
5.0
Cost per kg Q2 2014
Feed
Oth SW Cost
Non SW Cost
Cost per kg Q2 2015

Sales and Marketing NOK million	MH Markets Q2 2015	MH Consumer Products Q2 2015
Operational revenues and other income	4 836	2 267
Operational EBIT	129	48
EBIT margin %	**2.7%**	**2.1%**

	Q2 2015	Q2 2014
Group EBIT per kg (NOK)	6.99	11.14
- Contribution from Farming (NOK)	5.29	9.79
- Contribution from Markets (NOK)	1.24	1.18
- Contribution from Consumer Products (NOK)	0.46	0.17
Group Harvest Volume (GWT)	104 158	114 176
Operational EBIT from source of origin (NOK m million)	728	1 272
Operational EBIT from other units (NOK million)	- 9	- 52
Group operational EBIT (NOK million)	719	1 220

Key financials

Marine Harvest Group - main figures Unaudited NOK million	Q2 2015	Q2 2014	YTD Q2 2015	YTD Q2 2014	2014
Operational revenue and other income	6 581	6 563	12 988	12 431	25 496
Operational EBIT [1]	719	1 220	1 550	2 310	4 254
Cash flow from operations	729	1 324	1 266	2 535	3 944
Net interest-bearing debt (NIBD)	7 685	6 990	7 685	6 990	9 268
Underlying EPS (NOK) [2]	1.10	2.05	2.35	3.83	7.01
Net cash flow per share (NOK) [3]	1.18	5.00	0.91	6.75	6.65
Dividend declared and paid per share (NOK)	1.30	5.00	2.50	6.20	8.30
ROCE [4]	9.6%	23.9%	12.0%	22.9%	20.2%
Harvest volume (gutted weight tons, salmon)	104 158	114 176	203 635	206 419	418 873
Operational EBIT - NOK per kg [5] - Total	6.90	10.69	7.61	11.19	10.16
Norway	9.80	12.16	11.33	12.45	11.81
Scotland	5.44	12.19	4.44	12.36	9.62
Canada	2.12	11.01	3.51	15.03	9.40
Chile	-4.64	5.50	-5.65	6.14	4.70

1) Excluding change in unrealised gain/losses from salmon derivatives, net fair value adjustment of biomass, onerous contracts provision, results from associated companies, restructuring cost, impairment losses of fixed assets/intangibles and other non-operating items

2) Underlying EPS: Operational EBIT adjusted for accrued payable interest, with estimated weighted tax rate - per share

3) Net cash flow per share: Cash flow from operations and investments, net financial items paid and realised currency effects

4) ROCE: Annualised return on average capital employed based on EBIT excluding fair value adjustments of biomass, onerous contracts provision and other non-operating items/ Average NIBD + Equity, excluding fair value adjustments of biomass, onerous contracts provision and net assets held for sale, unless there are material transactions in the period

5) Operational EBIT per kg including allocated margin from Sales and Marketing (from own salmon)

Quarterly segment overview

NOK million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Other [1]	MH Group
	SOURCES OF ORIGIN QTD							
OPERATIONAL EBIT								
MH FARMING	539	34	15	- 88	52	- 1		551
MH SALES AND MARKETING								
MH Markets	54	32	10	26	0	- 1	7	129
MH Consumer Products	34	2	0	0	1	0	11	48
SUBTOTAL	**627**	**67**	**25**	**- 61**	**53**	**- 1**	**18**	**728**
MH Feed							27	27
Other entities [2]							-36	- 36
TOTAL	**627**	**67**	**25**	**- 61**	**53**	**- 1**	**9**	**719**
Harvest volume (gutted weight tons, salmon)	64 036	12 351	11 583	13 240	2 948	0		104 158
Operational EBIT per kg (NOK) [3]	9.80	5.44	2.12	-4.64	18.06	na		6.90
- of which MH Markets	0.85	2.57	0.83	1.98	-0.03	na		1.24
- of which MH Consumer Products	0.54	0.15	0.00	0.00	0.33	na		0.46
ANALYTICAL DATA								
Price achievement/reference price (%) [4]	103%	120%	100%	111%		na		106%
Contract coverage (%)	33%	45%	0%	17%	90%	na		31%
Quality - superior share (%)	90%	96%	91%	90%	94%	na		91%
Exceptional items [5]	-135	-3	-3	26	0	0		-115
Exceptional items per kg (NOK) [5]	-2.10	-0.27	-0.28	1.99	0.00	0.00		-1.10
GUIDANCE								
Q3 2015 harvest volume (gutted weight tons)	56 000	16 000	9 000	19 000	3 000	0		103 000
2015 harvest volume (gutted weight tons)	257 000	52 000	42 000	67 000	10 000	2 000		430 000
Q3 2015 contract share (%)	38%	28%	0%	9%	91%	0%		30%

[1] Operational EBIT arising from non salmon species and 3rd party salmon not allocated to source of origin
[2] Sterling White Halibut, Headquarter and Holding companies
[3] Including Sterling White Halibut, MH Feed, Headquarter and Holding companies
[4] MH Sales and Marketing Price achievement
[5] Exceptional items impacting operational EBIT

YTD segment overview

NOK million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Other [1]	MH Group
	SOURCES OF ORIGIN QTD							
OPERATIONAL EBIT								
MH FARMING	1 295	40	62	- 241	52	- 2		1 206
MH SALES AND MARKETING								
MH Markets	138	45	15	75	0	- 1	16	289
MH Consumer Products	31	2	0	0	1	0	13	46
SUBTOTAL	**1 464**	**86**	**77**	**- 165**	**53**	**- 3**	**29**	**1 541**
MH Feed							45	45
Other entities [2]							-37	- 37
TOTAL	**1 464**	**86**	**77**	**- 165**	**53**	**- 3**	**38**	**1 550**
Harvest volume (gutted weight tons, salmon)	129 239	19 463	22 061	29 307	3 564	0		203 635
Operational EBIT per kg (NOK) [3]	11.33	4.44	3.51	-5.65	14.82	0.00		7.61
- of which MH Markets	1.07	2.30	0.70	2.57	-0.02	0.00		1.42
- of which MH Consumer Products	0.24	0.09	0.00	0.00	0.29	0.00		0.23
ANALYTICAL DATA								
Price achievement/reference price (%) [4]	102%	117%	99%	112%		0%		104%
Contract coverage (%)	33%	54%	0%	21%	91%	0%		31%
Quality - superior share (%)	91%	94%	89%	89%	94%	0%		90%
Exceptional items [5]	-248	-8	-3	-24	0	0		-283
Exceptional items per kg (NOK) [5]	-1.92	-0.39	-0.15	-0.83	0.00	0.00		-1.39
GUIDANCE								
Q3 2015 harvest volume (gutted weight tons)	56 000	16 000	9 000	19 000	3 000	0		103 000
2015 harvest volume (gutted weight tons)	257 000	52 000	42 000	67 000	10 000	2 000		430 000
Q3 2015 contract share (%)	38%	28%	0%	9%	91%	0%		30%

[1] Operational EBIT arising from non salmon species and 3rd party salmon not allocated to source of origin
[2] Sterling White Halibut, Headquarter and Holding companies
[3] Including Sterling White Halibut, MH Feed, Headquarter and Holding companies
[4] MH Sales and Marketing Price achievement
[5] Exceptional items impacting operational EBIT

marineharvest

Quarterly segment overview

MH Operating Units	Farming	Farming	Farming	Farming	Farming	Farming	MH Sales and Marketing					
NOK million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Markets	MH Consumer Products	MH Feed	Other	Elim	MH Group'
Revenues and other income	2 497	554	431	547	197	3	4 836	2 267	502	70	- 5 324	6 581
Operating EBITDA	641	67	37	- 36	60	3	136	98	46	- 28	0	1 024
Operating EBIT	539	34	15	- 88	52	- 1	129	48	27	- 36	0	719
Fair Value adj on biomass, contracts/ unrealised derivatives	- 429	- 89	- 32	- 126	9	7	0	6	- 14	9	0	- 658
Unrealized margin adjustment	0	0	0	0	0	0	0	0	0	0	7	7
Restructuring cost	0	0	0	- 84	0	0	0	- 42	0	0	0	- 127
Other non-operational items	0	0	0	22	0	0	0	0	0	0	0	22
Income/loss from associated companies	0	0	0	0	0	0	0	- 1	0	8	0	6
Write-down of fixed assets/intangibles	- 1	0	0	- 27	0	0	0	0	0	0	0	- 28
EBIT	109	- 55	- 17	- 304	62	6	129	11	13	- 18	7	- 58
Contribution to operational EBIT from S&M	89	34	10	26	1	- 1	- 129	- 48		18		0
Operational EBIT incl contribution from S&M	627	67	25	- 61	53	- 1	0	0	27	- 18	0	719
Harvest / sales volume	64 036	12 351	11 583	13 240	2 948	0	99 696	25 541				
Operational EBIT/kg incl contribution from S&M (NOK)	9.80	5.44	2.12	- 4.64	18.06	na						
-of which S&M	1.39	2.72	0.83	1.98	0.30	0.00						

Development in harvest volumes

	2007	2008	2009	2010	2011	2012	2013					2014					2015E				
	Total	Total	Total	Total	Total	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3E	Q4E	Total
Norway	168.2	171.1	201.7	202.5	217.5	255.3	47.3	53.5	53.1	68.6	222.5	55.1	68.7	64.3	69.9	258.0	65.2	64.0	56.0	71.8	257.0
Chile	90.6	75.4	36.2	10.6	26.0	40.2	8.3	-	5.9	14.1	28.3	17.7	16.4	16.7	16.6	67.5	16.1	13.2	19.0	18.7	67.0
Canada	39.5	36.1	36.5	33.5	33.9	40.2	12.2	8.9	6.2	5.7	33.1	6.4	6.5	7.1	6.8	26.7	10.5	11.6	9.0	10.9	42.0
Scotland	31.1	32.3	37.7	33.1	50.2	40.3	9.6	13.3	13.8	11.7	48.4	10.5	18.3	13.7	6.4	48.9	7.1	12.4	16.0	16.5	52.0
Other (1)	10.5	11.8	15.0	16.0	15.3	16.3	2.7	3.6	2.0	3.2	11.5	2.6	4.3	5.5	5.4	17.8	0.6	2.9	3.0	5.4	12.0
Total	339.8	326.6	327.1	295.7	342.8	392.3	80.0	79.4	80.9	103.4	343.8	92.2	114.2	107.3	105.1	418.9	99.5	104.2	103.0	123.4	430.0

GROWTH RELATIVE TO SAME PERIOD IN PREVIOUS YEAR

	2007	2008	2009	2010	2011	2012	2013					2014					2015E				
	Total	Total	Total	Total	Total	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3E	Q4E	Total
Norway	19%	2%	18%	0%	7%	17%	-25%	-16%	-9%	-2%	-13%	17%	28%	21%	2%	16%	18%	-7%	-13%	3%	0%
Chile	-10%	-17%	-52%	-71%	146%	55%	-15%	-100%	-40%	28%	-30%	115%	n.a.	184%	17%	139%	-9%	-19%	14%	13%	-1%
Canada	16%	-9%	1%	-8%	1%	19%	15%	-16%	-25%	-47%	-18%	-48%	-28%	14%	19%	-19%	65%	79%	28%	60%	57%
Scotland	0%	4%	17%	-12%	51%	-20%	4%	17%	6%	74%	20%	9%	37%	0%	-46%	1%	-32%	-32%	16%	159%	6%
Other (1)	21%	12%	28%	7%	-4%	7%	-39%	2%	-45%	-31%	-29%	-4%	20%	172%	67%	54%	-76%	-32%	-46%	1%	-33%
Total	8%	-4%	0%	-10%	16%	14%	-17%	-20%	-13%	0%	-12%	15%	44%	33%	2%	22%	8%	-9%	-4%	17%	3%

Notes:
(1) Ireland and the Faroes

Net capital expenditure guidance


CAPITAL EXPENDITURE
NOK million
2000
1800
1600
1400
1200
1000
800
600
400
200
0
2008
2009
2010
2011
2012
2013
2014
2015
Maintenance level

Net working capital guidance



Working capital tie-up (NOK million)
2 000
1 500
1 000
500
0
-500
-1 000
2008
2009
2010
2011
2012
2013
2014
2015

Guidance on financial commitments and cost of debt



900
800
700
600
500
400
300
200
100
0
NOK million
2011
2012
2013
2014
2015
Contractual repayments
Interest expenses

Please note the approximations are subject to changes

Nova Sea

	Ownership %	Harvest volume (GWE) 2013	2014	Q2 2014	Q2 2015	EBIT(1) per kg 2013	2014	Q2 2014	Q2 2015	NIBD 30/06/2015
Nova Sea	48%	34 910	38 739	8 620	8 715	13.4	12.3	14.3	12.5	351

- Leading integrated salmon producer in Northern Norway
  - 33.33 wholly owned licenses
  - 4 partly owned licenses
- Marine Harvest has an ownership in Nova Sea of ~48% through direct and indirect shareholdings
- 2014 dividends of NOK 150m (paid in Q2-15)
  - Marine Harvest's share NOK ~69m
- Proportion of income after tax reported as income from associated companies in Marine Harvest Norway
  - NOK 8.2 million in Q2 2015
    - IFRS adjustment of biomass NOK 23.7m



Debt distribution and interest rate hedging

marineharvest

DEBT VOLUME HEDGED AND FIXED RATES OF INTEREST RATE HEDGES (MARCH-MARCH) [1]

CURRENCY	DEBT	2015		2016		2017		2018		2019		2020		2021		2022	
	30/06/2015[2]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]
EUR m	635.6	367.1	1.00%	505.2	1.35%	634.9	1.67%	911.8	2.34%	970.5	3.27%	380.0	2.13%	380.0	2.20%	-	0.00%
USD m	139.0	123.0	1.98%	151.0	2.91%	138.5	3.12%	138.5	3.21%	167.5	2.93%	78.3	2.31%	78.3	2.31%	60.0	4.13%
GBP m	28.8	34.0	2.48%	34.0	3.04%	34.0	3.13%	34.0	3.13%	34.0	3.13%	23.5	2.83%	23.5	2.83%	-	0.00%
Other (NOK m)	1 212.1																

Market value of IRS contracts in MNOK (30/06/15):	-548.2
Mark to market valuation effect in Q2[4]:	141.1
Difference in fixed vs floating rate settled in cash in Q2	-7.3

Notes:
(1) MHG choses March as the starting month for all new interest hedging contracts
(2) Debt at book value after taking cross currency swaps into account
(3) Financing margin not included
(4) Quarterly change in market value booked against P/L

POLICY:

- External interest bearing debt is distributed as follows: EUR 69%, USD 13%, GBP 4%, other currencies 14%.
- Marine Harvest ASA shall hedge 70%-100% of the Group's long-term interest-bearing debt by currency with fixed interest or interest rate derivatives for the first 4 years and 0%-60% for the 5 following years. Interest-bearing debt includes external interest-bearing debt and leasing in the parent company or subsidiaries. The interest rate hedges shall be based on the targeted currency composition. Interest rate exposure in other currencies than EUR, USD and GBP shall not be hedged

Please note that the current portfolio deviates from the policy due to inter alia the recent bond and convertible bond issuance. The policy will be reviewed.

Policy last updated 7 February 2012.

Hedging and long term currency exposure

POLICY

- EUR/NOK
  - Marine Harvest shall hedge between 0% and 30% of its assumed annual expenses in NOK against the EUR with a horizon of two years. The annual hedging shall be evenly distributed across the months of the year.
- USD/CAD
  - Marine Harvest shall not hedge the USD/CAD exposure.
- USD/CLP
  - Marine Harvest shall not hedge the USD/CLP exposure

- Internal transaction hedging relating to bilateral sales contracts
  - As of 1 April 2011, all bilateral sales contracts are subject to internal currency hedging of the exposure between the invoicing currency and NOK
  - The operating entities hedge this exposure towards the parent company. In accordance with the general hedging policy, this exposure is not hedged towards external counterparties
  - The purpose of the internal hedging is to allow for a more accurate comparison between the MH Farming entities (including contribution from Sales) and peers with respect to price achievement and operational EBIT

Policy last updated 7 February 2012.

Strategic currency hedging

STRATEGIC CURRENCY HEDGING	EUR/NOK MEUR	EUR/NOK Rate
2015	88	8.50
2016	176	9.13
2017	73	9.08
P/L effect of contracts maturing in Q2	-8	(MNOK)
	MNOK	
Market value 31/03/2015	**19**	
Change (1)	-8	
Market value 30/06/2015	**11**	

DESIGNATED MARKET CURRENCIES	
Norway	EUR
Chile	USD
Canada	USD
Scotland	GBP
Feed	EUR
VAP	EUR
Morpol	EUR
Faroes	EUR
Cold Water Species	NOK
Asia	USD

Impact of currency/interest rate movements

Average rates	1 CAD	1 EUR	1 GBP	1 USD
Average Q2 2015	6.3067	8.5673	11.8845	7.7548
Average Q2 2014	5.4911	8.2068	10.0752	5.9856

Average rates	1 CAD	1 EUR	1 GBP	1 USD
Q2 2015 vs Q2 2014	14.9%	4.4%	18.0%	29.6%

End of quarter rates	1 CAD	1 EUR	1 GBP	1 USD
30/6/15 vs. 31/3/15	0.3%	1.0%	3.3%	-2.9%

- Impact on Profit and Loss (versus Q2 2014)
  - Currency impact on net financial items
    - Negative impact of NOK 176.8m (negative NOK 108.1m)
- Impact from currency on Financial Position (versus 31/03/15)
  - Decrease in interest-bearing debt of NOK 47m

Fair value adjustment of biomass

- Under IFRS (IAS 41) the company is required to value biological assets at a fair market value.
- During the second half of 2011, the largest salmon farming companies in Norway, with support from audit firms, formed an industry working group where the objective was to reach a converged and improved common approach for estimating the fair value of the biomass in accordance with IAS 41.
- Following the working group's conclusions, Marine Harvest has with effect from the fourth quarter 2011, refined its calculation model. The model enhancements have been made to capture the fair value development during the lifetime of the fish in an improved manner. The revised model split the biomass into 3 groups based on size:
  - Fish below 1 kg live weight ("smolt") is valued at accumulated cost
  - Fish between 1 kg and 4 kg live weight (immature fish) incorporates a proportionate share of the expected net profit at harvest
  - Fish above 4 kg (mature fish) is valued at the expected net value
- The main drivers in the valuation are:
  - Volume of biomass (and average weight per site) at every reporting date
  - Expected cost at harvest
  - Expected value at harvest (based on externally quoted forward prices where applicable and/or the most relevant price information available for the period in which the fish is expected to be harvested)
- Operationally, the value of biomass is reported at cost. In the Group accounts, "fair value adjustments" are added to costs of each operating unit and combined, the two elements constitute the fair value of biomass. The change in "fair value adjustment" is income or expense classified on a separate line in the Profit and Loss statement in each period. This item is not included in Operational EBIT.

Tax losses carried forward (YE 2014)

Marine Harvest Group 31.12.2014 NOK million	Recognised	Unrecognised	Total
USA	69	0	69
Poland	248	51	298
France	35	256	291
Germany	14	0	14
Chile	0	310	310
Italy	0	4	4
Other	3	21	24
Total	**368**	**641**	**1 010**

* The NOL's will be used to offset taxavle profit in the countries going forward

* The utilisation of the deferred tax asset on NOL's gives rise to a tax expense in the accounts which do not normally have any cash effect

- Most of the deferred tax assets have been recognised on the statement of financial position
- The NOL's will be used to offset taxable profit in the countries going forward
- The utilisation of the deferred tax asset on NOL's gives rise to a tax expense in the accounts which do not normally have any cash effect

The Board's current authorisations

- The Board was given the following proxies at the AGM
  - General share capital increase (up to 10% of share capital)
    - Proxy to set aside shareholders pre-emption right to subscribe
  - Purchase of own shares (up to 10% of share capital)
    - Maximum price: NOK 140 per share
    - Minimum price: NOK 7.5 per share
  - Issuance of new convertible bond
    - Maximum amount: NOK 3,200m
    - Maximum number of shares to be issued as settlement: 64m
  - Authorisation to issue quarterly dividends

Sensitivities

ESTIMATED SENSITIVITIES ON ANNUAL RESULTS NOK million	OP. EBIT EFFECT	CASH FLOW EFFECT	DRIVER
Change in global average salmon price of NOK 1 (1) (2)	430	394	Annual harvest volume
Change in total harvest volume of 10,000 tonnes (2) (3)	100	92	Marginal volume
Change in global feed price of NOK 1 per kg (4) (5)	337	561	Feed consumption

Notes:
(1) Assuming all sales at spot prices, Please see contract policy and estimated contract rates in the latest quarterly presentation
(2) Normally 30 days credit on sale of salmon, effect assumes stable volume between years and across months
(3) Assuming EBIT per kg of NOK 10
(4) Annual harvest volume converted to live weight (0.83) multiplied with feed conversion ratio (1.3)
Assuming stable production and feed consumption between years and across months
(5) 60 days credit time on feed